Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

On November 4, 2026, Array Technologies, Inc. made the following announcement via LinkedIn in connection with the announcement of its proposed merger with Shoals Technologies Group, Inc.